Form C

Cover Page

Name of issuer:

FLORASCENTIALS, INC.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 3/6/2018

Physical address of issuer:

20 S. Sarah St.
St. Louis MO 63108

Website of issuer:

http://www.florascentials.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Convertible Note

Target number of securities to be offered:

50,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one unit as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$250,000.00

Deadline to reach the target offering amount:

2/6/2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$5,083.00	$5,620.00
Cash & Cash Equivalents:	$5,078.00	$5,615.00
Accounts Receivable:	$5.00	$5.00
Short-term Debt:	$11,416.00	$11,283.00
Long-term Debt:	$11,214.00	$2,033.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($14,851.00)	($17,701.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

FLORASCENTIALS, INC.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Randy Weiss	President & CEO	FloraScentials, Inc.	2018
Robert Calcaterra	Entrepreneur Founder	Exeteur Group, LLC	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Randy Weiss	President	2018
Randy Weiss	CEO	2018
Robert Cockrell	CFO	2018
Rose Weiss	Secretary	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Robert Calcaterra	109700.0 Common Stock	21.94
Randy Weiss	109700.0 Common Stock	21.94

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The purchase of the Securities involves a high degree of risk. Investors who cannot afford the loss of their entire investment should not participate.

The continued existence of the COVID-19 Pandemic will adversely affect the industry in which the Company plans to introduce products.

The Company's planned products are being developed for the floral industry. As with most industries, the floral industry has been drastically impacted by the COVID-19 worldwide pandemic, and the continuing pandemic may drastically limit the market for the Company's planned products. Further, even after the pandemic, there can be no assurances that the floral industry will return to its pre-pandemic levels. The failure of the industry to recover post-pandemic will adversely affect an investor's investment in the Company.

The Company does not anticipate it will have sufficient funds to repay its obligations under the offered Securities.

Upon maturity of the Securities, the Company does not anticipate it will have sufficient capital to repay the obligations under the Securities. Instead, the Company expects the Securities to convert into a class or series of the Company's equity securities. There can be no assurance that the Company will be able to secure future equity financing or, if it does secure future equity financing, what the terms of such financing will be.

The Securities are Convertible into the Company's Equity.

The Securities may, and the Company expects the Securities to, convert into the Company's equity, and the terms of such conversion and equity are unknown.

The Company will need additional financing to develop and commercialize its proposed products, which it may not be able to obtain when needed and which, if the Company does obtain, may lead to the dilution of investor's investment.

The Company will need to raise additional capital in the future. The Company cannot assure any investors that additional financing will be available to the Company on favorable terms, if at all. If the Company is unable to obtain additional financing, the Company's business and operations will suffer. Additional financings may include sales of debt or equity securities or loans from banks or other financial institutions.

The Company depends on market acceptance to sell its proposed products, which have not been proven, and a lack of acceptance of the products could cause our business to fail.

The floral industry is not known for being innovative, and the Company's proposed products seek to introduce a level of innovation to the industry. There can be no assurance that there will be a market for the Company's proposed products. Failure of our proposed products to gain market acceptance would hinder our sales efforts resulting in a loss of revenues and potential profit and, ultimately, could cause our business to fail. It would further prevent the Company from developing new products.

The Company will face increasing competition from emerging competitors and technologies and may be unable to sell its proposed products at profitable levels as a result.

As the industry grows, greater competition and new technologies may drive down the profitability of the Company's proposed products. Contracts may become more difficult to secure and the growth rate of the Company may be impaired.

The Company may not be able to adequately enforce or protect its intellectual property rights or protect itself against infringement claims by others.

The Company's success will depend in part on its ability to protect its proposed product concepts, preserve its trade secrets and operate without infringing the proprietary rights of third parties. The validity and breadth of such claims involve complex legal and factual questions and, therefore, may be highly uncertain. The Company cannot assure investors that others will not independently develop or otherwise manufacture similar product concepts, gain unauthorized access to the Company's proprietary information or disclose the Company's trade secrets, or that the Company can ultimately protect meaningful rights to any unpatented proprietary information.

The Company depends on certain key personnel, and the loss of their services for any reason will adversely affect the Company business.

The Company depends upon the service of certain key officers and employees, and the loss of the services of any of these individuals would harm the Company's business and prospects. Further, the Company's future operations will depend in part on its ability to attract, employ and retain additional qualified employees. The Company cannot assure investors that it will be able to attract or retain necessary personnel.

The Company has limited experience in product development, sales, marketing and distribution, which could negatively affect the Company's ability to enter into collaborative arrangements or other third party relationships which are important to the successful development and commercialization of the Company's proposed products and potential profitability.

The Company has limited internal product development, marketing, and sales resources and personnel. There can be no assurance that the Company will be able to establish these capabilities or that the Company will be successful in gaining market acceptance for any products the Company may develop. There can be no assurance that the Company will be able to recruit and retain skilled development, sales, marketing, service or support personnel, that agreements with distributors, if any, will be available on terms commercially reasonable to the Company, or at all, or that the Company's marketing and sales efforts will be successful.

Investors will be restricted from transferring Securities.

There will be certain restrictions on transferability of the Securities pursuant to state and federal securities laws. Since the Company has not registered the offer and sale of the Securities under the Securities Act or the securities laws of any state, investors may not sell or otherwise transfer the Securities unless the sale or transfer is subsequently registered under the Securities Act and applicable state securities laws or an exemption from these registration requirements is available. The Company has no obligation to register any transfer or sale of Securities.

No Federal or state agency will review this offering.

No federal or state agency has made any finding or determination as to the fairness for public investment, nor any recommendation or endorsement of the Securities. The Securities have not been registered under either the Securities Act or applicable state securities laws (the "State Acts") and, therefore, the Securities cannot be resold unless it is registered under the Securities Act and the State Acts or unless an exemption from such registration is available (which the Company does not currently contemplate), in which event the Purchaser might be limited as to the amount of Securities that may be sold.

Investors may be subject to future dilution.

An investment in the Company faces risks associated with equity investments in early-stage companies, including if the Company raises additional equity or debt such equity or debt could be on terms different than, and possibly more favorable than, those included in this Offering and could be senior to the Securities offered in this Offering. Market conditions may be such that additional funding will be appropriate to capitalize on opportunities, to address competitive activity, to address slower than anticipated market acceptance, or due to other factors.

The Company has issued, and may issue in the future, options or warrants to acquire future equity interests in the Company on such terms as may be agreed by the Company's Board of Directors. The issuance of such options or warrants may dilute the ownership interests of the Company stockholders.

The Company does not intend to pay dividends to its Stockholders.

The Company does not plan to make dividend payments to its stockholders. The Company anticipates that it will retain any earnings to support operations and to finance the growth and development of its business. Investors expecting or desiring periodic cash distributions should not invest in the Securities.

Management could spend or invest the proceeds from this offering in ways with which the Investors may not agree, including the possible pursuit of other market opportunities.

The officers of the Company could spend or invest the proceeds from this Offering in ways with which the investors may not agree. The investment of these proceeds may not yield a favorable return. Furthermore, the Company may in the future discover new opportunities that are more attractive than the opportunities the Company believes are currently available to it. As a result, the Company may commit resources to alternative market opportunities.

The terms of the Securities proposed to be sold under this Offering have been arbitrarily determined.

The terms of the Securities proposed to be sold under this Offering (e.g., the valuation cap on the note) have been arbitrarily determined, and the terms offered do not bear any relationship to the assets, potential earnings, or net worth of the Company. Further, the terms may be less favorable than what the Company has previously offered to earlier investors. Since its last offering, the Company believes that it has (i) taken steps to better understand the chemistry underlying its technologies and the fragrance pathways for particular flowers and (ii) based on that information has developed a more focused development plan. Correspondingly, the Company believes it has modestly de-risked the Company since its last financing; however, there can be no assurances that such de-risking has occurred. In determining the Offering terms, the Company considered such factors as the prospects, if any, for the Company's product line success within the industry, the work that has so far been performed identifying opportunities, the Company's anticipated results of operations, the present resources of the Company, and the likelihood of acceptance of the proposed Offering in the current securities markets.

Temporary Rule 201(z)(2) provides temporary relief from certain financial information requirements by allowing issuers to omit the financial statements required by Rule 201(t) in the initial Form C filed with the Commission. This offering has commenced in reliance of Temporary Rule 201(z)(2)

Robert Cockrell and Rose Weiss are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 30% towards hiring of part-time formulation chemist, 15% towards R&D (proof-of-concept of product for cut roses), 13% towards intellectual property and fees, 16% towards corporate attorney and accounting services, 11% towards market research (market size, distribution channels), 5% towards insurance, 2.5% towards office expenses, 7.5% towards Wefunder fee.

If we raise: **$250,000**

Use of Proceeds: 42% towards hiring of a full-time formulation chemist, 13% towards R&D (proof-of-concept and optimization of product for cut roses), 11% towards intellectual property and fees, 8% towards marketing (market size, distribution channels, website), 7% towards corporate attorney and accounting services, 7% towards insurance, 4.5% towards office expenses, 7.5% towards Wefunder fee.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Convertible note with $3,000,000.00 valuation cap; 20.000% discount; 8% interest.
See exact security attached as Appendix B, Investor Contracts.

Type of Security: Convertible Promissory Notes ("Notes").

Amount to be Offered: The goal of the raise is $50,000.00 and the max is $250,000.00

Valuation Cap: $3,000,000.00

Discount Rate: 80%

Maturity Date: 24 months from the Effective Date.

Interest Rate: 8%. Interest shall commence with the date of the convertible note and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after the Maturity Date.

Conversion and Repayment

(a) Repayment. Unless otherwise converted or repaid as provided herein, all outstanding Principal Amount together with the unpaid and accrued amounts payable hereunder shall be due and payable on the date repayment by the Holder is demanded which may be any day on or after the earliest of (i) October 15, 2022 (ii) the occurrence of an Event of Default (as described in Section 7 below), or (iii) the occurrence of a Liquidation Event (the earliest date of which being the "Maturity Date"). For purposes of this Note, "Liquidation Event" means (i) any event under which (A) any person alone or persons acting as a group acquires all or substantially all of the assets of the Company by sale, exclusive license or otherwise, or (B) any person alone or persons acting as a group by merger, consolidation or otherwise shall become the beneficial owner(s) of greater than an aggregate of 50% of the Company's outstanding voting equity interests (other than in connection with a Qualified Financing (as defined below) or Non-Qualified Financing (as defined below)), (ii) any dissolution or winding-up of the Company, or (iii) the Company's first underwritten public offering of its securities under the Act. Notwithstanding the foregoing, a transaction shall not constitute a Liquidation Event if its purpose is to (A) change the jurisdiction of the Company's incorporation, (B) create a holding company that will be owned in substantially the same proportions by the persons who hold the Company's securities immediately before such transaction, or (C) obtain funding for the Company in a financing that is approved by the Company's Board of Directors.

(b) Conversion.

(1): If the Company issues and sells shares of its Equity Securities (as defined below) to investors (the "Qualified Financing Investors") for the purposes of raising capital on or before the date of the repayment in full of this Note in an equity financing or series of related financings that result in gross proceeds to the Company of at least $1 million (excluding conversion of this Note and any other indebtedness or any other convertible securities), or such lesser amount as may be approved by the Majority Holders (a "Qualified Financing"), then the Company will give the Holder at least ten days prior written notice of the anticipated closing date of such Qualified Financing, and the outstanding Principal Amount and any unpaid accrued interest of this Note will automatically be converted into such Equity Securities as sold in the Qualified Financing or Non-Qualified Financing (as defined below), as applicable, at a conversion price (the "Conversion Price") equal to the lesser of (i) the price obtained by dividing $3 million by the Company's Fully-Diluted Capitalization (as defined below) ("Conversion Cap Price") as of immediately prior to the Qualified Financing or Non-Qualified Financing, as applicable, or (ii) 80% of the lowest price per unit paid by cash purchasers in the Qualified Financing or Non-Qualified Financing, as applicable, and otherwise on the same terms and conditions as given to the Qualified Financing Investors. For purposes of this Note, "Equity Securities" means the Company's preferred equity interests or any securities (other than convertible indebtedness) conferring the right to purchase the Company's capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the Company's preferred capital stock, in each case issued in Qualified Financing or Non-Qualified Financing, as applicable, except that such defined term shall not include any security (x) granted, issued or sold by the Company to any employee, consultant or advisor in such capacity whether in connection with an equity incentive plan adopted by the Company, (y) issued upon the conversion or exercise of any option or warrant granted by the Company, or (z) issued in connection with a strategic or commercial transaction undertaken by the Company. Upon such conversion of this Note in accordance with this Section 3(a), the Holder hereby agrees to execute and deliver to the Company all transaction documents related to the Qualified Financing as the Company shall request. For purposes of this Note, "Fully-Diluted Capitalization" means all of the Company's issued and outstanding capital stock (on an as converted to common stock basis) assuming (i) the full conversion of all convertible securities then outstanding into the Company's common stock (excluding conversion of this Note and any other indebtedness) and (ii) the exercise of all outstanding options, warrants and other exercisable securities.

(2): If the Company issues and sells shares of its Equity Securities to investors (the "Non-Qualified Financing Investors") for the purpose of raising capital on or before the date of the repayment in full of this Note in any equity financing that is not a Qualified Financing (a "Non-Qualified Financing"), then the Company will give the Holder at least ten days prior written notice of the anticipated closing date of such Non-Qualified Financing and the Majority Holders may elect to convert all, but not less than all, of the outstanding Principal Amount and any unpaid accrued interest of the Notes into such Equity Securities at a conversion price equal to the Conversion Price and otherwise on the same terms and conditions as given to the Non-Qualified Financing Investors. To exercise the option to convert the Notes under this Section 3(b), the Majority Holders must notify the Company and the Holder of the Majority Holders' election to so convert at least five days prior to the anticipated closing date of the Non-Qualified Financing. Upon such conversion of this Note in accordance with this Section 3(b), the Holder hereby agrees to execute and deliver to the Company all transaction documents related to the Non-Qualified Financing as the Company shall request.

(3): If the Company consummates a Liquidation Event prior to the conversion or repayment in full of this Note, (i) the Company will give the Holder at least ten days prior written notice of the anticipated closing date of such Liquidation Event, and (ii) the Majority Holders may either (x) elect to convert all, but not less than all, of the Principal Amount and any unpaid accrued interest of the Notes into the Company's most senior equity interests at the Conversion Cap Price as of immediately prior to the Liquidation Event or (y) elect to be paid an amount equal to the Principal Amount of the Notes plus all accrued and unpaid interest. To exercise the option to convert the Notes under this Section 3(c), the Majority Holders must notify the Company of their election to so convert at least five days prior to the anticipated closing date of the Liquidation Event, and if such election is not made, the Majority Holders shall be deemed to have converted the Notes to under Section 3(c)(ii)(x).

(4) If, after aggregation, the conversion of this Note would result in the issuance of a fractional security, the number of securities issued shall be rounded up to the nearest full security. Upon conversion of this Note, the Company will be forever released from all of its obligations and liabilities under this Note with regard to that portion of the Principal Amount and accrued interest being converted including without limitation the obligation to pay such portion of the Principal Amount and accrued interest.

Maturity. If this Note has not been previously converted or been repaid under Section 3 of the investor agreement prior to the Maturity Date, then, at any time on or after the Maturity Date, the Majority Holders may, so long as the Note has not been repaid in full, elect to convert the outstanding Principal Amount and any unpaid accrued interest of the Notes into the Company's most senior equity interests at a conversion price equal to the Conversion Cap Price. Majority Holders will (on behalf of every Holder) execute a counterpart to the Company's various agreements with its stockholders related to the holding of the Company's capital stock issued upon such conversion as may be applicable to Holders' interest and that are in effect at the time of such conversion and shall be bound by the terms thereof.

Irrevocable Proxy. The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and (ii) direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of (i) the purchase price of the securities, and (ii) the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control (as defined in the Company's Investment Agreement) or dissolution.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

☐ Yes:
☑ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

Any term of this Note may be amended or waived with the written consent of the Company and the Holder. In addition, any term of this Note may be amended or waived with the written consent of the Company and the holders of a majority of the outstanding principal of all outstanding Notes (the "Majority Holders"). Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the holders of all of the Notes and the Company shall promptly give written notice thereof to the Holder if the Holder has not previously consented to such amendment or waiver in writing

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	5,000,000	500,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

The Company does not currently have a preferred class of equity; however, it anticipates that a preferred class of equity will be created at the time of its initial equity financing. While the terms of that preferred class of equity are not known, the Company anticipates that it will include: a liquidation preference, voting rights, and standard antidilution protections.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

None

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $3,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the

- market conditions and the nature and history of our business;

- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	09/21/19
Amount	$5,000.00
Interest rate	8.0% per annum
Discount rate	20.0%
Valuation cap	$2,000,000.00
Maturity date	09/30/21

The note is automatically convertible into the Company's equity upon a financing of a least $1 million, and it may, upon the approval of the holders of a majority of the outstanding principal amount of all similar notes, be converted into the Company's equity in a financing in which the Company raises less than $1 million. Upon a liquidation event or the maturity of the note, the holders of a majority of the outstanding principal amount of all similar notes may elect to either (i) convert the note into the Company most senior equity interests at the valuation cap price or (ii) be paid the principal amount and all accrued and unpaid interest.

Convertible Note

Issue date	10/10/19
Amount	$6,000.00
Interest rate	8.0% per annum
Discount rate	20.0%
Valuation cap	$2,000,000.00
Maturity date	09/30/21

The note is automatically convertible into the Company's equity upon a financing of a least $1 million, and it may, upon the approval of the holders of a majority of the outstanding principal amount of all similar notes, be converted into the Company's equity in a financing in which the Company raises less than $1 million. Upon a liquidation event or the maturity of the note, the holders of a majority of the outstanding principal amount of all similar notes may elect to either (i) convert the note into the Company most senior equity interests at the valuation cap price or (ii) be paid the principal amount and all accrued and unpaid interest.

Convertible Note

Issue date	04/25/20
Amount	$7,316.00
Interest rate	8.0% per annum
Discount rate	20.0%
Valuation cap	$2,000,000.00
Maturity date	09/30/21

The note is automatically convertible into the Company's equity upon a financing of a least $1 million, and it may, upon the approval of the holders of a majority of the outstanding principal amount of all similar notes, be converted into the Company's equity in a financing in which the Company raises less than $1 million. Upon a liquidation event or the maturity of the note, the holders of a majority of the outstanding principal amount of all similar notes may elect to either (i) convert the note into the Company most senior equity interests at the valuation cap price or (ii) be paid the principal amount and all accrued and unpaid interest.

Convertible Note

Issue date	05/21/20
Amount	$5,000.00
Interest rate	8.0% per annum
Discount rate	20.0%
Valuation cap	$2,000,000.00
Maturity date	09/30/21

The note is automatically convertible into the Company's equity upon a financing of a least $1 million, and it may, upon the approval of the holders of a majority of the outstanding principal amount of all similar notes, be converted into the Company's equity in a financing in which the Company raises less than $1 million. Upon a liquidation event or the maturity of the note, the holders of a majority of the outstanding principal amount of all similar notes may elect to either (i) convert the note into the Company most senior equity interests at the valuation cap price or (ii) be paid the principal amount and all accrued and unpaid interest.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2018	Section 4(a)(2)	SAFE	$5,000	General operations
10/2018	Section 4(a)(2)	SAFE	$5,000	General operations
2/2019	Section 4(a)(2)	SAFE	$5,000	General operations
9/2019	Section 4(a)(2)	Convertible Note	$5,000	General operations
10/2019	Section 4(a)(2)	Convertible Note	$6,000	General operations
4/2020	Section 4(a)(2)	Convertible Note	$7,316	General operations
5/2020	Section 4(a)(2)	Convertible Note	$5,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Randy Weiss
Amount Invested	$5,000.00
Transaction type	Safe
Issue date	02/06/19
Uncapped note	Yes
Relationship	Director and Officer of the Company

Name	Edgar Ailor III
Amount Invested	$5,000.00
Transaction type	Convertible note
Issue date	09/21/19
Interest rate	8.0% per annum
Discount rate	20.0%
Maturity date	09/30/21
Valuation cap	$2,000,000.00
Relationship	Brother-in-law

Name	Randy Weiss
Amount Invested	$6,000.00
Transaction type	Convertible note
Issue date	10/10/19
Interest rate	8.0% per annum
Discount rate	20.0%
Maturity date	09/30/21
Valuation cap	$2,000,000.00
Relationship	Director and Officer of the company

Name	Randy Weiss
Amount Invested	$7,316.00
Transaction type	Convertible note
Issue date	04/25/20
Interest rate	8.0% per annum
Discount rate	20.0%
Maturity date	09/30/21
Valuation cap	$2,000,000.00
Relationship	Director and Officer of the company

Name	Edgar Ailor III
Amount Invested	$5,000.00
Transaction type	Convertible note
Issue date	05/21/20
Interest rate	8.0% per annum
Discount rate	20.0%
Maturity date	09/30/21
Valuation cap	$2,000,000.00
Relationship	Brother-in-law

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

FloraScentials, Inc. is developing new and innovative products for the floral industry to restore the natural fragrance of non-fragrant cut flowers by altering the diet of the flowers. The company is seeking to identify natural, safe, and non-fragrant ingredients that can be incorporated into our products to achieve the desired fragrance. FloraScentials will sell its products to wholesalers, florists, and others in the floral industry.
Over the next 5 years, we hope to introduce products for multiple types of non-fragrant flowers, including roses and other flower varietals. Within 5 years, we want to have grown sufficient revenues to seek an exit by acquisition or by an IPO (Initial Public Offering). These are forward-looking projections and are not guaranteed. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

FLORASCENTIALS, INC. was incorporated in the State of Delaware in March 2018.

Since then, we have:

- The company has a partnership with Smithers-Oasis, a leading global provider of floral products.
- CEO Dr. Weiss was co-inventor of technology and initial CEO of a company that went public in 2019.
- A past President of the American Society of Florists is on the company's Advisory Board.
- Company has opportunity to restore fragrance to 90% of cut rose varietals.
- Market research shows that fragrance of cut flowers is a major purchasing criterion for consumers.
- The unmet need for the company's products have been validated by florists and wholesalers.
- Total available market is projected to be $330 million in the US and $800 million world-wide.

Historical Results of Operations

Our company was organized in March 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0.
- *Assets.* As of December 31, 2019, the Company had total assets of $5,083, including $5,078 in cash. As of December 31, 2018, the Company had $5,620 in total assets, including $5,615 in cash.
- *Net Loss.* The Company has had net losses of $14,851 and net losses of $17,701 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $22,630 for the fiscal year ended December 31, 2019 and $13,316 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $23,316 in convertibles and $15,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

FLORASCENTIALS, INC. cash in hand is $6,613, as of September 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $500/month, for an average burn rate of $500 per month. Our intent is to be profitable in 34 months.

Since December 31, 2019, FloraScentials received additional funding in the form of convertible notes in the amount of $12,316. The company has also taken steps to better understand the chemistry underlying its technologies and the fragrance pathways for particular cut flowers. Based on this information, the company has developed a more focused development plan. New laboratory space has been identified that meets the necessary safety guidelines for operating during the COVID-19 pandemic. The company intends to occupy this space following the successful fundraise on Wefunder. The company is in active discussions with a major fragrance company for a potential partnership in fragrant essential oils for applications in the fragrance industry.

The company has sufficient cash on hand to operate for a period of 12 months. This cash reserve will adequately cover the 4-6 month fundraising period with Wefunder. With agreements from the company's service providers, any payments toward current liabilities and additional liabilities incurred during the 4-6 month Wefunder fundraising period are being deferred until after funding is complete.

In the next 3-6 months, we expect revenue to be $0 per month, and we expect expenses to remain at around $500 per month. The company projects it will incur approximately $900K in expenses to launch its initial product for cut roses and projects generating revenues in 2022. The Wefunder minimum raise of $50K will not be sufficient to launch the initial product, so the company intends to raise approximately $1.8 million in equity financing by the end of 2021. The Wefunder raise of $50K can help us achieve key milestones to enable the raise of the $1.8 million round. The company will also seek additional non-dilutive funding by applying for a federal grant in 2021. The company projects that the $1.8+ million in funds will be sufficient for the company to become profitable and self-sustaining by 4th quarter 2022.

During the course of the next year with the Wefunder minimum funding, the company plans to 1) perform market research to validate market size and distribution channels, and define product specifications for the company's initial product for cut roses; 2) establish proof-of-concept for the cut roses product; 3) file an intellectual property application; 4) raise $1.8 million In equity financing; and 5) submit a federal grant application

At this time, we have no other sources of capital on which to rely. Upon raising of the minimum amount of funding through Wefunder and successful completion of key milestones, the company plans to raise additional equity financing and apply for federal grant funding.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities?☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

- i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
- ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.florascentials.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- FloraScentials Convertible Note Final

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Randy Weiss
- Robert Calcaterra
- Robert Cockrell
- Rose Weiss

Appendix E: Supporting Documents

- FloraScentials_Term_Sheet.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- FloraScentials Convertible Note Final

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Randy Weiss
- Robert Calcaterra
- Robert Cockrell
- Rose Weiss

Appendix E: Supporting Documents

- FloraScentials_Term_Sheet.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

FLORASCENTIALS, INC.

By

Randy Weiss

CEO, President & Chief Scientific Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Robert R. Cockrell

Chief Financial Officer
10/16/2020

Robert J. Calcaterra

Board of Directors Chairman
10/14/2020

Randy Weiss

CEO, President & Chief Scientific Officer
10/14/2020

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.